March 21, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jennifer Gowetski, Senior Counsel
           Sandra B. Hunter, Staff Attorney
           Kevin Woody, Accounting Branch Chief
           Mark Rakip, Staff Accountant

Re: Global Equity International, Inc.
    Amendment No.2 to Form 10-12G
    Filed February 9, 2012
    File No. 000-54557

Dear Madam or Sir,

     This letter is in response to your letter to me of March 1, 2012, regarding the above referenced matter ("Comment Letter"). Our revised filing is attached.

     Our responses to the Comment Letter follow:

GENERAL

1. ON DECEMBER 29, 2011, THE STAFF ASKED FOR A DETAILED ANALYSIS AS TO WHETHER THE COMPANY IS SUBJECT TO THE INVESTMENT COMPANY ACT OF 1940 (THE "ICA"). ON JANUARY 12, 2012, IN A LETTER THAT WAS FILED WITH AMENDMENT NO. 1 TO YOUR FORM 10-12G, YOU CONTENDED THAT THE COMPANY IS EXEMPT FROM THE PROVISIONS OF THE ICA BY VIRTUE OF SECTION 3.B.A OF THE ICA." WE ASSUME THAT BY "3.B.A" YOU WERE REFERRING TO SECTION 3(B)(1) OF THE ICA. UNDER SECTION 3(B)(1), THE QUESTION OF WHETHER A COMPANY IS "PRIMARILY ENGAGED IN A BUSINESS OR BUSINESSES OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES" REQUIRES A FACT-INTENSIVE ANALYSIS ADDRESSING THE FACTORS FIRST DESCRIBED IN IN RE TONOPAH MINING CO., 26 S.E.C. 426 (1946), AS WELL AS THE OVER- ARCHING ISSUE OF INVESTOR PERCEPTION, PER S.E.C. V. NAT'L PRESTO INDUS., 486 F.3D 305 (7TH CIR. 2007). PLEASE PROVIDE THIS DETAILED ANALYSIS (WHICH SHOULD INCLUDE, AMONG OTHER THINGS, A DESCRIPTION OF THE MANNER IN WHICH THE COMPANY REALIZES GAINS ON ACQUIRED SECURITIES).

Response:

Global Equity International, Inc. ("GEI") is a company with one operating subsidiary, Global Equity Partners PLC ("GEP"). GEI's present operations are limited to insuring compliance with regional, state and national securities regulatory agencies and organizations. In addition, GEI is charged with (i) handling our periodic obligations under the Securities Exchange Act of 1934;
(ii) managing our investor relations; and (iii) raising debt and equity capital necessary to fund our operations and enhance and grow our business.

GEP presently offers the following services to, and advises, its clients related to corporate restructuring, management buy outs, management recruitment, website design, development and marketing, investor and public relations, regulatory compliance, exchange listings and introductions to financiers. The services offered by GEI and GEP are further described on their websites, globalequityincusa.com and gepartnersplc.com, respectively. Please note that the information on the GEP website has been substantially revised, as most of its prior content was uploaded in 2009 and did not reflect the present business of GEP or GEI.

We respectfully submit that neither GEI nor GEP is an investment company under either section 3(a)(1)(A) or section 3(a)(1)(C) of the Investment Company Act ("ICA"). GEI is a holding company that, through its wholly owned subsidiary, GEP, operates a corporate advisory service. Neither GEI nor GEP is, or holds itself out as being engaged (and is not engaged) in the business of investing, reinvesting or trading in securities. GEP charges its clients fees for providing corporate advisory services, some of which are paid in cash and some of which are paid in the client's securities.

SECTION 3(a)(1)(A). Section 3(a)(1)(A) of the ICA defines an investment company to include an issuer primarily engaged (or holding itself our as being primarily engaged) in the business of investing in securities. As described in our Form 10 registration statement, since their formation, GEI and GEP have been primarily focused on offering corporate advisory services to corporations, and not as an investment company.

The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged "primarily" in a non-investment business. SEE, E.G., TONOPAH MINING OF NEVADA, 26 S.E.C. 426 (1947) ("Tonopah Mining"), in which the court outlined the applicable criteria of investment company status to include: the issuer's historical development; its public representations concerning its activities; the activities of its officers and directors, and the extent of their involvement in the management of the issuer; the nature of its present assets; and the sources of its present income.

GEP has not historically been in the investment business, as its primary focus has been on offering corporate advisory services to third parties. Other than receiving securities as partial compensation for its services, GEP has never invested in a single company. Neither GEI nor GEP presents themselves to the public as being engaged in the investment business. All of the officers and directors of GEI and GEP are engaged full-time in working on our corporate advisory business and none of them spend any time on investment activities.

SECTION 3(a)(1)(C). Section 3(a)(1)(C) of the ICA defines an investment company to include an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and that owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's assets, exclusive of government securities and cash items, on an unconsolidated basis.

GEI and GEP are and will continue to be primarily engaged in the business of providing corporate advisory services and not in the business of investing, reinvesting, owning, holding or trading in securities for their own accounts, notwithstanding the fact that they have historically and may in the future accept investment securities as partial compensation for the provision of corporate advisory services.

GEI's Board of Directors determines the fair value of any securities it owns by reference to the closing price of the securities at the end of each quarter. Since the investment securities received by GEI and GEP are securities of small companies, whose shares are highly volatile, highly speculative and often illiquid, we anticipate that the value of such securities may be written down at the end of our fiscal quarters and years. Even though the value of our investment securities during prior years and presently exceeds 40% of our total assets, the value of such securities may not exceed 40% of our total assets in the future.

In SEC V.  NATIONAL  PRESTO  INDUSTRIES,  2007 U.S.  App.  LEXIS 11345 (7th Cir.
2007), the Seventh Circuit shifted the focus of this "primarily engaged" test from the nature of the company's assets to the beliefs the company is likely to induce in investors. The primary impact of the ruling in PRESTO is that determinations of investment company status under section 3(b)(1) should be less mechanical than in the past.

We agree that over 40% of our assets are comprised of investment securities and the major source of our historical income has been based on the value of investment securities received as partial compensation. However, our Form 10

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
registration statement and websites present GEP as an operating company primarily engaged in providing corporate advisory services. Our future Exchange Act reports will present GEP as an operating company primarily engaged in providing corporate advisory services and not a company investing, reinvesting, owning, holding or trading in securities. We do not believe that the public or any potential investor would be so confused as to thinking he was making an investment in a closed-end mutual fund whose assets were the securities that GEP holds. We believe that reasonable investors would treat GEP as an operating company engaged in providing corporate advisory services rather than a competitor with a closed-end mutual fund.

In addition, we think we would be exempt from registering as an investment company by virtue of section 3(c)(1) of the ICA because GEI is an issuer whose outstanding securities are beneficially owned by not more than one hundred persons and which is not making and does not propose to make a public offering of its securities, and because GEP is an issuer whose outstanding securities are beneficially owned by not more than one hundred persons and which is not making and does not propose to make a public offering of its securities.

2. FURTHERMORE, PLEASE EXPLAIN YOUR RELIANCE ON SECTION 3(B)(1) IN LIGHT OF CERTAIN PRIOR S.E.C. STATEMENTS RELATING TO THE USE OF SECTION 3(B)(1) BY FINANCIAL SERVICES COMPANIES (SEE, E.G., PARIBAS CORP., 40 S.E.C. 487, 490 N. 5
(1961); EXEMPTION FROM THE INVESTMENT COMPANY ACT OF 1940 FOR THE OFFER OR SALE OF DEBT SECURITIES AND NON-VOTING PREFERRED STOCK BY FOREIGN BANKS OR FOREIGN BANK FINANCE SUBSIDIARIES, INVESTMENT COMPANY ACT RELEASE NO. 15314 (SEPT. 17,
1986)).

Response:

GEI has only one shareholder in the United States, has never made a public offering in the United States and its shares are not traded on any domestic exchange in the United States. 100% of GEP's shares are owned by GEI. Based on our review of PARIBUS CORP., 40 S.E.C. 487 (1961), we believe that our reliance on section 3(b)(1) of the ICA is appropriate.

3. PLEASE PROVIDE A DETAILED ANALYSIS AS TO WHETHER THE COMPANY IS SUBJECT TO REGULATION AS AN INVESTMENT ADVISER UNDER THE INVESTMENT ADVISERS ACT OF 1940.

Response:

We are not subject to regulation as an investment adviser under the Investment Advisers Act of 1940 because we are not engaged in the business of advising others, either directly or indirectly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of our regular business, issues or promulgates analyses or reports concerning securities.

ITEM 1. BUSINESS, PAGE 1
HISTORICAL BUSINESS TRANSACTED, PAGE 3
2010 TRANSACTIONS, PAGE 3

4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 3. PLEASE CLARIFY WITHIN YOUR DISCLOSURES THE FOLLOWING:

* IT APPEARS THAT THE CONTRACT TO PROVIDE SERVICES TO RFC K.K. WAS ENTERED INTO DURING THE FOURTH QUARTER. PLEASE CLARIFY YOUR DISCLOSURES TO HIGHLIGHT THIS; AND

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
Response:

We have added the following language to page 5 of our amended filing:

"We entered into our contract with RFC K.K. on October 19, 2011."

WE NOTE YOUR REFERENCE TO THE FISCAL YEAR ENDED SEPTEMBER 30, 2011, WHEREAS ELSEWHERE YOUR FISCAL YEAR ENDED IS NOTED AS DECEMBER 31. PLEASE ADVISE OR REVISE.

Response:

We have revised page 4 our amended filing to state the nine month period ended September 30, 2011.

NEW BUSINESS TRANSACTED IN 2011, PAGE 4

5. WE NOTE YOUR RESPONSE TO COMMENT 4 OF OUR LETTER DATED JANUARY 12, 2012 AND THE REVISED DISCLOSURE. WE NOTE THE AGREEMENTS FILED AS EXHIBITS, WHICH REFERENCE A "SUCCESSFUL QUOTATION ON THE STOCK MARKET." WE FURTHER NOTE THE INFORMATION ON YOUR WEBSITE REFERENCING A REVERSE MERGER WITH A PUBLIC SHELL AND THE STATEMENT ON YOUR WEBSITE THAT "GLOBAL EQUITY PARTNERS PLC ALSO MAINTAINS AN INVENTORY OF PUBLIC SHELLS AVAILABLE FOR MERGER." PLEASE REVISE YOUR DISCLOSURE TO MORE SPECIFICALLY DESCRIBE THE SERVICES YOU PROVIDE THAT RESULT IN A SUCCESSFUL QUOTATION ON THE STOCK MARKET, CLARIFY WHETHER SHELL COMPANIES ARE PART OF THIS STRATEGY AND EXPLAIN WHAT YOU MEAN BY A COMPANY WITH A BUSINESS PLAN THAT IS COMPATIBLE WITH YOUR CLIENT'S BUSINESS AND HAVING NET ASSETS, NET PROFITS AND PROJECTED GROWTH.

Response:

We have added a new section on page 3 of our amended filing that reads as follows:

"EXCHANGE LISTINGS

We also assist our clients with the selection of stock exchanges that may be suitable to our clients. Various exchanges have listing requirements and standards that vary from one exchange to another. Typical listing requirements and standards relate to a number of things, such as pre-tax income, cash flows, revenue, net tangible assets, market value of a company's listed securities, minimum trading prices of a company's securities, minimum shareholders' equity, operating history, number of shareholders, number of market makers, and corporate governance. We will try to identify appropriate exchanges for our clients based on the particular client's operating history, pre-tax income, cash flow, revenue, net tangible assets, shareholder base and other factors described above.

We will assist our clients with retention of attorneys and accountants having experience with publicly held companies and stock exchanges in various countries. We will also assist our clients in locating market makers, investment bankers and broker-dealers to assist them with accessing capital markets."

We also revised our disclosures on pages 5 and 6 of our amended filing to explain the services we provide to our clients.

OUR BUSINESS IN 2012, PAGE 6

6. WE NOTE YOU INDICATE ON PAGES 7 AND 16 THAT YOUR EXPENSES INCLUDE $33,333 PER MONTH IN MANAGEMENT TEAM SALARIES. WE FURTHER NOTE YOU ALSO INDICATE ON PAGES 7 AND 16 THAT YOUR MONTHLY CASH BURN RATE WILL BE APPROXIMATELY $15,000 BECAUSE

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
YOU WILL ACCRUE SALARIES OF YOUR MANAGEMENT TEAM. IN ADDITION, WE NOTE YOU INDICATE ON PAGE 9 THAT YOUR MONTHLY BURN RATE IS ESTIMATED TO BE $31,500 PER MONTH. PLEASE REVISE THROUGHOUT THE DOCUMENT TO RECONCILE OR EXPLAIN.

Response:

We have revised our disclosures on pages 8, 10 and 16 of our amended filing to clarify our monthly cash burn rate and our monthly accrual of management salaries.

EMPLOYEES; IDENTIFICATION OF A SIGNIFICANT EMPLOYEE, PAGE 8

7. WE NOTE YOUR RESPONSE TO COMMENT 6 OF OUR LETTER DATED JANUARY 12, 2012 AND YOUR DISCLOSURE THAT PINO BALDASSARRE, YOUR CORPORATE SECRETARY, IS NOT CONSIDERED AN EMPLOYEE. WE FURTHER NOTE YOU INDICATE THAT MR. BALDASSARRE PROVIDES OFFICE SPACE FREE OF CHARGE AND THAT HE DOES NOT RECEIVE COMPENSATION. WE CONTINUE TO BELIEVE THAT YOU SHOULD REVISE YOUR DISCLOSURE TO DESCRIBE MORE SPECIFICALLY YOUR RELATIONSHIP TO MR. BALDASSARRE AND EXPLAIN WHY MR. BALDASSARRE PROVIDES SERVICES TO YOU WITHOUT COMPENSATION OR REIMBURSEMENT. IN ADDITION, PLEASE ADD RISK FACTOR DISCLOSURE DESCRIBING THE RISK THAT MR. BALDASSARRE MAY CEASE PROVIDING THESE SERVICES AND HOW THAT WOULD IMPACT YOUR BUSINESS.

Response:

On March 9, 2012, Mr. Baldassarre resigned from his position as Secretary for personal reasons. We no longer use his home as a U.S. office. We filed a form 8-K on March 20, 2012, related to this change in management. We have revised our disclosures on pages 8, 17, 20 and 22 to reflect that Mr. Baldassarre is no longer an officer of the company.

ITEM 2. FINANCIAL INFORMATION, PAGE 12
2010 TRANSACTIONS, PAGE 12

8. WE NOTE YOUR RESPONSE TO COMMENT 7 OF OUR LETTER DATED JANUARY 12, 2012. WE REISSUE OUR PRIOR COMMENT IN PART. WE NOTE YOU INDICATE ON PAGE 14 THAT YOU PAID A COMMISSION TO THE PERSON WHO INTRODUCED YOU TO RFC K.K. PLEASE REVISE YOUR DISCLOSURE TO IDENTIFY EACH PERSON WHO RECEIVED SUCH COMMISSIONS AND THE AMOUNT OF EACH COMMISSION. IN ADDITION, PLEASE REVISE TO CLARIFY HOW YOU DETERMINED EACH COMMISSION AND WHETHER YOU HAVE WRITTEN AGREEMENTS WITH THE NAMED INDIVIDUALS AND/OR OTHERS RELATING TO COMMISSIONS OR INTRODUCTION FEES.

Response:

We have revised our disclosures on page 14 of our amended filing to state we had no written contracts with persons to whom we paid commissions and on page 15 of our amended filing identifying Mr. Patrick V. Dolan as the person we paid a $10,000 commission for introducing us to RFC K.K.

9. WE NOTE YOUR RESPONSE TO COMMENT 8 OF OUR LETTER DATED JANUARY 12, 2012. WE NOTE YOU INDICATE ON PAGE 15 THAT YOU ARE IN NEGOTIATIONS WITH THREE OTHER COMPANIES THAT WOULD LIKE TO RETAIN YOUR SERVICES AND THAT YOU EXPECT THESE THREE NEW CLIENTS TO PROVIDE YOU WITH AN ADDITIONAL $50,000 PER MONTH IN REVENUES. WE ALSO NOTE YOU CANNOT GUARANTEE THAT YOU WILL RECEIVE ANY REVENUES FROM NEW CLIENTS. PLEASE PROVIDE YOUR BASIS FOR THE EXPECTATION OF AN ADDITIONAL $50,000 PER MONTH IN REVENUES, INCLUDING WHETHER YOU HAVE ANY WRITTEN AGREEMENTS, OR REMOVE THE STATEMENT. IN ADDITION, PLEASE PROVIDE DETAILS OF YOUR SPECIFIC PLAN OF OPERATIONS, INCLUDING DETAILED MILESTONES, THE ANTICIPATED TIME FRAME FOR BEGINNING AND COMPLETING EACH MILESTONE, THE ESTIMATED EXPENSES ASSOCIATED WITH EACH MILESTONE AND THE EXPECTED SOURCES OF SUCH FUNDING.

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
Response:

We have revised our disclosure on pages 8 and 16 of our amended filing to indicate that we hope to sign up three new clients by the end of 2012, that we do not have written contracts with any new clients and that we cannot guarantee that we will sign up any new clients by the end of 2012. It is difficult to provide detailed milestones other than we are doing our level best to recruit and enter into contractual relations with clients. Our time table, as stated in our amended filing, is to achieve signing up three new clients by the end of 2012.

ITEM 6. EXECUTIVE COMPENSATION, PAGE 22

10. PLEASE REVISE TO PROVIDE NARRATIVE DISCLOSURE TO THE SUMMARY COMPENSATION TABLE. FOR EXAMPLE PURPOSES ONLY, PLEASE REVISE YOUR DISCLOSURE TO DISCUSS MR. SMITH'S SALARY INCREASE FROM 2010 TO 2011 AND THE $480,000 BONUS RECEIVED IN 2011, INCLUDING HOW SUCH AMOUNTS WERE DETERMINED. PLEASE REFER TO ITEM 402(O) OF REGULATION S-K.

Response:

We have revised our disclosure in footnote 2 to the Summary Compensation Table on pages 22 and 23 of our amended filing to read as follows:

"(2) Represents the value of 5,000,000 shares of Series A Preferred Stock (100% of the authorized preferred stock) issued to Peter Smith as a bonus package. Our Board of Directors recognized the hard and fruitful work of Mr. Smith for the past three years and decided to compensate him with a bonus equivalent to two years of gross salary. Since the Company did not have the cash resources to pay such bonus, it decided to issue him preferred stock, which the Board of Directors (after consulting with our accountants) determined to be worth $480,000."

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES, PAGE 27

11. WE REISSUE COMMENT 13 OF OUR LETTER DATED JANUARY 12, 2012. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE MORE DETAILS AS TO THE SERVICES RENDERED TO THE COMPANY BY MS. TARDON VALUED AT $50,000. PLEASE ALSO REVISE YOUR DISCLOSURE TO PROVIDE DETAILS AS TO THE SERVICES RENDERED BY SAMUEL JAMES CAMERON VALUED AT $4,800.

Response:

We have revised our disclosure in Item 10 of our amended filing to give more details as to the services provided by Mr. Taddei, Ms. Tardon and Mr. Cameron

                        General Amendments to Our Filing

In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, and we have corrected a few typographical errors.

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
                                 Acknowledgement

We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                       Law Offices of David E. Wise, P.C.
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (813) 645-3025
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Sincerely,

Global Equity International, Inc.



By: /s/ Enzo Taddei
   -----------------------------
   Enzo Taddei
   Chief Financial Officer

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